BAYTEX ENERGY TRUST

Instrument of Proxy

For the Special Meeting of Unitholders

The undersigned holder ("Unitholder") of trust units ("Units") of Baytex Energy Trust (the "Trust") hereby appoints Anthony W. Marino, President and Chief Executive Officer of Baytex Energy Ltd. ("Baytex"), of the City of Calgary, in the Province of Alberta, or, failing him, W. Derek Aylesworth, Chief Financial Officer of Baytex, of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing,  , as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Special Meeting of the Unitholders of the Trust (the "Meeting"), to be held at the Calgary Petroleum Club, Devonian Room, 319 – 5th Avenue S.W., Calgary, Alberta, at 3:00 p.m. (Calgary time) on Thursday, December 9, 2010 and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholders' discretion, except as otherwise specified below.  Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the Units represented by this instrument of proxy in the following manner:

1.
Plan of Arrangement:  To consider pursuant to the interim order of the Court of Queen's Bench of Alberta and, if thought advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution"), the full text of which is set forth in Appendix A to the accompanying Information Circular and Proxy Statement dated October 26, 2010 (the "Information Circular"), to approve a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) providing for the conversion of the Trust from its current trust structure to a corporate structure (the "Arrangement"), all as more particularly described in the Information Circular.

 ☐ FOR                                           ☐ AGAINST

2.
Share Award Incentive Plan:  If the Arrangement Resolution is passed, to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, to approve the Share Award Incentive Plan of Baytex Energy Corp., all as more particularly described in the Information Circular and a copy of which is set forth in Appendix E of the Information Circular.

 ☐ FOR                                                      ☐ AGAINST

3.
At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may properly be brought before the Meeting or any adjournment thereof, in such manner as such proxyholder, in his sole judgment may determine.

This instrument of proxy is solicited on behalf of the management of Baytex.  If named as proxyholder, the management designees will vote the Units represented by this instrument of proxy as directed above, and, if not directed, will vote FOR each of the matters referred to above.  Each Unitholder has the right to appoint a proxyholder, other than the persons designated above, who need not be a Unitholder, to attend and to act for him and on his behalf at the Meeting.  To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.

The undersigned hereby revokes any instrument of proxy previously given to vote at the Meeting.

Dated this ___ day of _________________, 2010.

                                                                                                         __________________________
(Signature of Unitholder)

___________________________
(Name of Unitholder – please print)

NOTES:
1.    This instrument of proxy must be dated and the signature hereon should be exactly the same as the name in which the Units are registered.  If it is not dated, it shall be deemed to bear the date on   which it was mailed by management.
2.    If the Units represented by this instrument of proxy are owned jointly, it must be signed by each joint owner.
3.    If the Unitholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.
4.    Persons signing as executors, administrator, trustees, etc., should so indicate and give their full title as such.
5.    This instrument of proxy will not be valid and may not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of Valiant Trust Company by mail or courier to Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1 or by fax to (403) 233-2857.  In order to be valid and acted upon at the Meeting, this proxy must be returned to the aforesaid address not less than 48 hours before the time for holding the Meeting or any adjournment thereof (excluding Saturdays, Sundays and holidays).  An instrument of proxy is valid only at the Meeting in respect of which it is given or any adjournment(s) of that Meeting.